UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 22) *

HELIOS TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

42328H 109

(CUSIP Number)

October 15, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 42328H 109	Page 2 of 11

(1)	Names of reporting persons Beverly L. Koski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of	(5) Sole voting power 348,741
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 348,741
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 348,741
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.1%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 42328H 109	Page 3 of 11

(1)	Names of reporting persons Christine L. Koski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of	(5) Sole voting power 52,811
shares beneficially owned by	(6) Shared voting power 1,049,377
each reporting person	(7) Sole dispositive power 52,811
with:	(8) Shared dispositive power 1,049,377
(9)	Aggregate amount beneficially owned by each reporting person 1,102,188
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☒
(11)	Percent of class represented by amount in Row (9) 3.4%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 42328H 109	Page 4 of 11

(1)	Names of reporting persons Robert C. Koski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of	(5) Sole voting power 15,000
shares beneficially owned by	(6) Shared voting power 1,049,377
each reporting person	(7) Sole dispositive power 15,000
with:	(8) Shared dispositive power 1,049,377
(9)	Aggregate amount beneficially owned by each reporting person 1,064,377
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.3%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 42328H 109	Page 5 of 11

(1)	Names of reporting persons Thomas L. Koski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of	(5) Sole voting power 954,055
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 954,055
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 954,055
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.0%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 42328H 109	Page 6 of 11

(1)	Names of reporting persons Koski Family Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 1,049,377
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 1,049,377
(9)	Aggregate amount beneficially owned by each reporting person 1,049,377
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.3%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 42328H 109	Page 7 of 11

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1(a).	Name of Issuer:

HELIOS TECHNOLOGIES, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1500 West University Parkway

Sarasota, FL 34243

Item 2(a).	Name of Person Filing:

Beverly L. Koski

Christine L. Koski

Robert C. Koski

Thomas L. Koski

Koski Family Limited Partnership

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1500 West University Parkway

Sarasota, FL 34243

Item 2(c).	Citizenship:

U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.001 per share

Item 2(e).	CUSIP Number:

42328H 109

Item 3.	Not Applicable

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified by Item 1.

(a)	Amount Beneficially Owned:

See Response to Item 9 on cover pages.

(b)	Percent of Class:

See Response to Item 9 on cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Response to Item 5 on cover pages.

(ii)	shared power to vote or to direct the vote:

See Response to Item 6 on cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Response to Item 7 on cover pages.

SCHEDULE 13G

CUSIP No. 42328H 109	Page 8 of 11

(iv)	shared power to dispose or to direct the disposition of:

See Response to Item 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*

* Each of the Reporting Persons previously reported such person’s beneficial ownership of the Issuer’s Common Stock as a group for purposes of Regulation 13D. Effective October 15, 2019, Beverly L. Koski and Thomas L. Koski dissociated from the Koski Family Limited Partnership (“KFLP” or the “Reporting Group”).  The Reporting Group and the former members of the Reporting Group are filing this Amendment No. 22 to Schedule 13G to report that (a) the number of the Issuer Common Shares beneficially owned by each of the members of the Reporting Group and former members of the Reporting Group as of December 31, 2019, is less than five percent of the Common Stock of the Issuer; and (b) the dissociation of the former members of the Reporting Group. All further filings under Regulation 13D with respect to transactions in the Issuer’s Common Shares by the former members of the Reporting Group will be filed, if required, by the former members of the Reporting Group, in their individual capacities.

Amendment No. 22 represents the final amendment to Schedule 13G and constitutes an exit filing for each of the Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8:	Identification and Classification of Members of the Group:

Not applicable

Item 9:	Notice of Dissolution of Group:

See “Item 5. Ownership of Five Percent or Less of a Class” above and Exhibit B

Item 10:	Certifications:

Not applicable

SCHEDULE 13G

CUSIP No. 42328H 109	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020

/s/ Beverly L. Koski
BEVERLY L. KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner

SCHEDULE 13G

CUSIP No. 42328H 109	Page 10 of 11

EXHIBIT A

RULE 13d-1(k) AGREEMENT

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Helios Technologies, Inc. at December 31, 2019.

/s/ Beverly L. Koski
BEVERLY L. KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner

SCHEDULE 13G

CUSIP No. 42328H 109	Page 11 of 11

EXHIBIT B

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (“Regulation 13D”), the undersigned agree that the Amendment No. 22 to Schedule 13G to which this EXHIBIT B is attached is filed on behalf of each of the undersigned. In addition, the undersigned, who  previously reported their beneficial ownership of common stock, $0.001 par value, of Helios Technologies, Inc. (the “Helios Stock”) as a group for purposes of Regulation 13D, hereby provide notice of the dissolution of their group effective as of October 15, 2019 and confirm that all further filings with respect to transactions in the Helios Stock by the former members of the previously-reported group will be filed, if required, by the former members of the previously-reported group, in their individual capacities.

Date: February 13, 2020

/s/ Beverly L. Koski
BEVERLY L. KOSKI

/s/ Christine L. Koski
CHRISTINE L. KOSKI

/s/ Robert C. Koski
ROBERT C. KOSKI

/s/ Thomas L. Koski
THOMAS L. KOSKI

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski
Christine L. Koski, Managing Partner